Thomas S. Harman

+1.202.373.6725

thomas.harman@morganlewis.com

VIA EDGAR

October 29, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pearl Diver Credit Company Inc.: Registration Statement on Form N-2 (File Nos. 333-[ ] and 811-23912)

Ladies and Gentlemen:

On behalf of our client, Pearl Diver Credit Company Inc. (the “Company”), we are filing an initial registration statement on Form N-2 under the Securities Act of 1933 and Amendment No. 6 under the Investment Company Act of 1940 (the “Registration Statement”) for the purpose of registering the Company’s Series A Term Preferred Stock Due 2029.

On behalf of the Company, we are respectfully requesting selective review of the Registration Statement pursuant to the guidance set forth in Investment Company Act Release No. 13768. The disclosure contained in the Company’s prospectus and Statement of Additional Information included in the Registration Statement is substantially similar to the disclosure reviewed by the SEC Staff contained in the prospectus and Statement of Additional Information included in the Company’s pre-effective amendment number 4 to its registration statement on Form N-2 (File Nos. 333-275147 and 811-23912), which was filed with the U.S. Securities and Exchange Commission under the 1933 Act via EDGAR Accession No. 0001214659-24-012330 on July 12, 2024 with respect to the Company’s initial public offering (the “IPO Registration Statement”), except for the inclusion of certain information relating to the Company’s Series A Term Preferred Stock Due 2029 rather than information relating to the Company’s common shares, which were registered on the IPO Registration Statement. In support of this request, the Company will furnish the staff, upon request, with a blackline of the prospectus and Statement of Additional Information included in the Registration Statement against the prospectus and Statement of Additional Information included in the IPO Registration Statement.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.373.6725.

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001